WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC (WFALLC) and subsidiaries (collectively referred to as "the Company"), are owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET). WFALLC's only significant subsidiary is First Clearing, LLC (FCLLC), a U.S. registered broker-dealer. WFALLC guarantees all the obligations and liabilities of FCLLC pursuant to a written guarantee.

WFALLC and its principal subsidiary FCLLC are each registered as a broker-dealer with the Securities and Exchange Commission (SEC) and are members of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). WFALLC is also a member of the National Futures Association (NFA) and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company's business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. WFALLC clears substantially all customer security transactions through FCLLC on a fully-disclosed basis. WFALLC clears its commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis. The Consolidated Statement of Financial Condition include the accounts of WFALLC and its subsidiaries. All intercompany balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading securities held to accommodate expected customer order flow are recorded on the trade date, as if they had settled. Profit and losses arising from all securities and commodities transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to

deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily reverse repurchase agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $2,304,659 as of December 31, 2015. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has pledged collateral of $297,305, primarily consisting of U.S. government agency mortgage backed securities, associated with its repurchase agreements.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, securities under agreements to resell, receivable from affiliates, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under the Customer Protection Rule (see Note 3) are recorded at fair value, which is determined by using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (U.S. GAAP). The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated

useful life of the improvement or the remaining term of the lease. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over three years, the expected life of the asset. The Company periodically reviews the estimated useful lives of its property, equipment and leasehold improvements.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If based on that review, it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amounts are not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

WFALLC and FCLLC are single member limited liability companies and are treated as disregarded entities pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Consolidated Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in the year ended December 31, 2015 and there was no accrued interest at December 31, 2015. At December 31, 2015, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and amounts of income and expense for the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables, dividends payables, legal reserves and lease obligations.

(3) Cash and Securities Segregated Under Federal and Other Regulations

FCLLC is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). FCLLC performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, so as to enable broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2015, FCLLC segregated qualifying securities with a fair value of $699,820 and cash of $377,092 for the exclusive benefit of customers, of which $1,076,837 met the definition of segregated funds pursuant to the Customer Protection Rule. FCLLC also segregated cash of $84,000 in a special reserve bank account for PAB, under the Customer Protection Rule as of December 31, 2015.

At December 31, 2015, WFALLC did not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, WFALLC is exempt from the provisions of the Customer Protection Rule. At December 31, 2015, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by WFALLC or funds accruing to customers owned by WFALLC as a result of trades or contracts.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2015, the fair value of this collateral was $9,859,535, of which $3,202,803 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Substantially all repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending

(Dollars in thousands)

agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Consolidated Statement of Financial Condition against the related collateralized asset or liability. The Company receives securities as collateral that are not recognized on the Consolidated Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, U.S. GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

The following table shows the Company's securities financing agreements as of December 31, 2015:

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	3,377,751
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (1)		3,377,751
Non-cash collateral received not recognized in Consolidated Statement of Financial Condition (2)		3,343,191
Net amount	$	34,560
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	2,787,199
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (3)		2,787,199
Non-cash collateral pledged not recognized in Consolidated Statement of Financial Condition (4)		2,702,413
Net amount	$	84,786

(1) Includes $2,264,100 reported in securities purchased under agreements to resell and $1,113,651 reported in receivable from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.

(3) Includes $292,067 reported in securities sold under agreements to repurchase and $2,495,132 reported in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(6) Repurchase and Securities Lending Arrangements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to repurchase and securities lending contracts and that collateral is properly returned through the clearing and settlement process.

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2015:

	Total Gross Obligation
Repurchase agreements (1)	
U.S. agency obligations (2)	$ 292,067
Securities lending (1)	
U.S. government and agency obligations	$ 136,316
Corporate obligations	562,652
Non-agency mortgage backed securities	503
Equity securities	1,795,661
Total securities lending (3)	$ 2,495,132
Total repurchases and securities lending	$ 2,787,199

(1) Repurchase and securities lending transactions are conducted under enforceable MRAs and MSLAs that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.

(2) Amount is reported in securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition.

(3) Amount is reported in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

(7) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2015:

Receivable from brokers, dealers and clearing organizations:

Deposits paid for securities borrowed	$ 1,113,651
Securities failed to deliver	32,301
Receivable from clearing organizations	151,565
Receivable from broker-dealers	60,312
	$ 1,357,829

(Dollars in thousands)

Payable to brokers, dealers and clearing organizations:

Deposits received from securities loaned	$	2,495,132
Securities failed to receive		42,233
Payable to clearing organizations		36,146
Payable to broker-dealers		107,467
	$	2,680,978

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with customer securities transactions and securities-based lending transactions. Receivable from customers consists primarily of margin and non-purpose loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted at Wells Fargo Bank, N.A. (WFBNA). Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $3,780 as of December 31, 2015.

(9) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2015, securities owned and securities sold, not yet purchased consist of the following, at fair value:

		Securities owned		Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$	3,579	$	—
U.S. government and agency obligations		41,283		43,828
State and municipal government obligations		84,281		109
Corporate obligations		54,724		45,142
Equity securities		941,970		2,271
Total	$	1,125,837	$	91,350

(10) Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

(Dollars in thousands)

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Securities owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government and agency obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

For the year ended December 31, 2015, there were no transfers of assets or liabilities between levels.

The balances of assets and liabilities measured at fair value by level as of December 31, 2015, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ 699,820	$ 699,820	$ —	$ —
Securities Owned:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 3,579	$ —	$ 3,579	$ —
U.S. government and agency obligations	41,283	26,134	15,149	—
State and municipal government obligations	84,281	—	84,281	—
Corporate obligations	54,724	—	54,724	—
Equity securities	941,970	937,835	4,135	—
Total securities owned	$ 1,125,837	$ 963,969	$ 161,868	$ —

(Dollars in thousands)

		Total		Level 1		Level 2		Level 3
Securities sold, not yet purchased:								
U.S. government and agency obligations	$	43,828	$	43,828	$	—	$	—
State and municipal government obligations		109		—		109		—
Corporate obligations		45,142		—		45,142		—
Equity securities		2,271		—		2,271		—
Total securities sold, not yet purchased	$	91,350	$	43,828	$	47,522	$	—

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2015:

Property and leasehold improvements	$	418,414
Furniture and equipment		110,161
Capitalized software		15,986
Communications and computer equipment		3,996
		548,557
Accumulated depreciation and amortization		(250,929)
Total	$	297,628

(12) Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services. The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliates, FINET and WFSLLC. The Company collects revenues from customers on behalf of these affiliates from which it deducts its retail clearing service fees. At December 31, 2015, the Company owed $17,329 to FINET and $816 to WFSLLC which is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company rebates all interest income earned on margin and non-purpose loan balances of FINET retail customer relationships to

(Dollars in thousands)

FINET net of the interest expense incurred by the Company to finance those margin and non-purpose loans.

The Company entered into securities transactions with affiliates registered as broker-dealers. At December 31, 2015, a payable of $7,796 related to securities failed to receive resulted from these transactions was included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Money Market and Mutual Funds

The Company has arrangements with third party and affiliated mutual fund companies in which it receives revenue for continuing due diligence, training, operations and system support.

A receivable of $15,540 from WFBNA related to settlement of overnight money market deposit balances is included in receivable from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Securities Lending Activities

At December 31, 2015, the Company had $131,311 payable to WFSLLC related to securities loaned, which is included in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition. The Company also had $8,552 due from WFSLLC related to securities borrowed at December 31, 2015, which is included in receivable from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

At December 31, 2015, the Company had $2,264,100 outstanding with WFC under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Consolidated Statement of Financial Condition.

At December 31, 2015, the Company has $114,564 payable to FINET under repurchase agreements, which is included in securities sold under agreements to repurchase in the Consolidated Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2015, the Company had a payable to WFBNA totaling $241,845, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

(Dollars in thousands)

At December 31, 2015, the Company had $44,700 due from WFC and its affiliates, which is included in receivable from affiliates in the Consolidated Statement of Financial Condition. The Company also owed $58,968 to WFC and its affiliates, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed fifteen years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $55,828 as of December 31, 2015.

(14) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2015:

Goodwill	$	1,236,291
Intangible asset, net		73,910
	$	1,310,201

At December 31, 2015, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $315,090, respectively.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible asset were impaired.

(15) Short-Term Financing

The Company had available $1,500,000 in an uncommitted unsecured line of credit with WSFH. The Company had a balance outstanding on this line of credit of $100,000 at December 31, 2015 which is included in short-term borrowings on the Consolidated Statement of Financial Condition. The interest rate on this loan is based on the Federal Funds rate plus 25 basis points.

The Company had available $1,500,000in an uncommitted unsecured line of credit with WFC. At December 31, 2015, the Company had $3,607 outstanding on this line of credit, which is included in short-term borrowings on the Consolidated Statement of Financial Condition. The interest rate on this loan is based on one-month LIBOR rate plus 120 basis points.

(Dollars in thousands)

Short-term borrowings also include $415 in outstanding bank drafts as of December 31, 2015.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA. The entire line of credit with WFBNA is collateralized by securities owned by the Company. At December 31, 2015, the Company did not have a balance outstanding on this line of credit.

(16) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested.

The 401(k) Plan includes a discretionary profit sharing contributions feature which allows WFC to make a contribution to eligible employees' 401(k) Plan accounts. Profit sharing contributions are vested after three years of service.

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $937,835 at December 31, 2015, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(17) Subordinated Borrowings

At December 31, 2015, the Company has $120,000 outstanding on a subordinated loan agreement with WFC. Interest related to the subordinated loan is paid quarterly and is based on the 90-day LIBOR rate plus 0.25%. The loan was scheduled to mature on January 31, 2016. The Company repaid the outstanding balance plus accrued interest on January 29, 2016.

The Company has a $550,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance. All advances can be made until December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. For the year ended December 31, 2015, there were no borrowings on this subordinated note.

Borrowings under these subordinated lines are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(18) Dividends

For the year ended December 31, 2015, the Company declared and paid $1,200,000 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(19) Net Capital

WFALLC and FCLLC, a fully-guaranteed subsidiary of WFALLC, are subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. WFALLC and FCLLC have elected to use the alternative method, permitted by the Net Capital Rule, which requires that WFALLC maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined and FCLLC maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. WFALLC is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $250.

At December 31, 2015, WFALLC had net capital of $3,474,535 which was $3,474,285 in excess of its required net capital of $250. WFALLC received flow through capital benefits from FCLLC of $2,151,823 in accordance with the Net Capital Rule.

At December 31, 2015, FCLLC had net capital of $2,358,265 which was $2,275,688 in excess of its required minimum net capital of $82,577. At December 31, 2015, FCLLC's net capital balance was 57.12% of aggregate debit balances.

(20) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(21) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2015:

	Wells Fargo Advisors, LLC Unconsolidated	First Clearing, LLC	Other Subsidiaries	Eliminations	Wells Fargo Advisors, LLC Consolidated
Total Assets	$ 10,407,628	10,094,167	3,163	(2,766,213)	$ 17,738,745
Member's Equity	8,162,672	2,572,465	3,163	(2,576,228)	8,162,072

WFALLC prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. A portion of the member's equity of FCLLC is included as capital in the consolidated computation of the WFALLC's net capital, because the assets of the subsidiary are readily available for the protection of the WFALLC's customers, broker-dealers and other creditors, as permitted by the Net Capital Rule, which resulted in an increase in net capital of $2,151,823.

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(22) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through the year 2025. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2015 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2016	$138,551	$773
2017	119,597	435
2018	101,218	57
2019	84,076	57
2020	68,196	57
Thereafter	135,876	—

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2015, related to these indemnification clauses.

(23) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2015 through February 22, 2016, the date the Company issued its Consolidated Statement of Financial Condition. During this period, there have been no material events that would require recognition or disclosure in the Consolidated Statement of Financial Condition, other than the Company extinguishing its subordinated loan with WFC discussed in Note 17.